UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-12406

IMMUNEX CORPORATION
PROFIT SHARING 401(k) PLAN AND TRUST
(Full title of the plan)

IMMUNEX CORPORATION
(Exact name of registrant as specified in its charter)

51 University Street
Seattle, WA 98101
(Address of principal executive offices)

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Administrative Committee
Immunex Corporation
    Profit Sharing 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Immunex Corporation Profit Sharing 401(k) Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Seattle, Washington
May 24, 2002

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2001	2000
Assets
Investments, at fair value:
Mutual funds	$85,569,967	$79,959,078
Immunex Corporation common stock fund	13,694,581	16,976,431
Participant loans	987,708	780,523

Net assets available for benefits	$100,252,256	$97,716,032

See accompanying notes.

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(11,091,881)
Dividends and interest income	2,549,448

(8,542,433)
Contributions:
Participants	9,271,313
Employer	4,005,267
Rollovers	986,981

14,263,561

Total additions	5,721,128

Deductions
Benefits paid directly to participants	3,146,677
Administrative expenses	38,227

3,184,904

Net increase in assets available for benefits	2,536,224

Net assets available for benefits:
Beginning of year	97,716,032

End of year	$100,252,256

See accompanying notes.

IMMUNEX CORPORATION PROFIT SHARING 401 (K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1.    Description of the Plan

The following description of the Immunex Corporation Profit Sharing 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1987 and is a defined contribution profit-sharing plan. Effective April 1, 2001, eligible employees who are regularly scheduled to work at least 20 hours per week and who are not temporary employees, summer interns, independent contractors, leased employees, or employees subject to a collective bargaining agreement that does not provide for participation in the Plan, can enroll in the Plan as of the first day of each month (each, an Entry Date) coinciding with, or next following the date on which they become eligible. Prior to April 1, 2001, the enrollment dates were January 1 or July 1 (each, an Entry Date) coinciding with or next following the date on which they become eligible. Eligible employees who are regularly scheduled to work less than 20 hours per week, or are temporary employees, can enroll in the Plan as of the Entry Date coinciding with, or next following, the date on which they complete one year of service or attain the age of 21, whichever is later. However, temporary employees hired prior to November 1, 1999 and who are regularly scheduled to work at least 20 hours per week, can enroll in the Plan as of the Entry Date coinciding with, or next following, the six-month anniversary of the date on which they became eligible.

Contributions

During 2001, participants could contribute up to 15% of their pretax annual compensation through payroll deductions to the Plan, up to the calendar year limit imposed by the Internal Revenue Service (IRS). Participants may also contribute to the Plan amounts previously contributed to another qualified plan.

Immunex Corporation (the Company) matches 100% on the first 2% of compensation deferred and 50% on the next 4% of compensation deferred for employees with less than five years of service. Employees with five or more years of service receive a Company match of 100% on the first 2% of compensation deferred and 75% on the next 4% of compensation deferred. Participants are eligible to share in the Company’s matching contributions as of January 1 or July 1, coincident with or immediately following their enrollment date. Additional amounts may be contributed at the option of the Company’s Board of Directors, but shall not exceed the maximum amount allowable to be taken as a tax deduction by the Company. There were no discretionary amounts contributed in 2001.

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

Participants direct the investment of all contributions into one or more of 11 investment options offered by the Plan, including mutual funds and the Immunex Corporation Common Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the matching employer contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions and actual earnings thereon are immediately 100% vested. Employer contributions vest at the rate of 20% per year of service commencing with the first year of service.

Payment of Benefits

Distributions to terminated participants of vested account balances are made in cash as soon as practicable upon request after termination. Employees participating in the Immunex Corporation Common Stock Fund may elect to receive their vested portion in the Immunex Corporation Common Stock Fund in cash or stock when distributed. Participants or their beneficiaries are eligible for distribution of 100% of their vested account balances, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement dates, at death, or at total disability, as defined by the Plan document. The nonvested portion of account balances is subject to forfeiture. Forfeitures are used to reduce future employer contributions to the Plan.

Hardship Withdrawals

Hardship withdrawals are permitted by the Plan in accordance with Section 401(k) of the Internal Revenue Code (IRC) with the approval of the Plan administrator.

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances from the Plan. Such loans are secured by participants’ account balances, and participants are allowed to have two open loans at a time. Loan terms may not exceed five years unless the loan is used to acquire a principal residence, in which case the loan term may not exceed ten years. Interest is accrued at the Prime rate of interest plus two percentage points. Principal and interest are repaid through periodic payroll deductions made quarterly or more frequently.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, including the portion related to employer contributions and earnings thereon.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Parties-in-Interest Transactions

The Immunex Corporation Common Stock Fund invests in the common stock of the Company. It is an equity investment alternative with an investment objective that allows the participant to invest in and own common stock of the Company. The Company is the Plan Sponsor as defined by the Plan document and, therefore, these transactions also qualify as party-in-interest. Purchases and sales of the Company’s common stock fund at quoted market values were $1,812,325 and $1,132,930, respectively, during the year ended December 31, 2001.

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year.

Participant loans, which consist of the principal balance of loans outstanding to the Plan participants, are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

Investments that represent 5% or more of fair value of the Plan’s net assets at December 31 are as follows:

	2001	2000
Immunex Corporation Common Stock Fund	$13,694,581	$16,976,431
US Trust Capital Preservation Fund	5,822,196	5,044,593
EuroPacific Growth Fund	10,249,673	10,468,748
Dodge & Cox Balanced Fund	7,565,251	5,590,162
Fidelity Growth and Income Fund	26,350,648	27,829,903
Rainier Small/Mid Capital Equity Fund	14,667,825	13,980,997
Vanguard Index 500 Portfolio Fund	10,739,791	10,244,181

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Investments (continued)

During 2001, the Plan’s investments (including investments bought and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices for the year ended December 31, 2001 as follows:

Net Depreciation in Fair Value of Investments
Mutual funds	$(7,103,653)
Common stock fund—Immunex Corporation	(3,988,228)

$(11,091,881)

4.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2001	2000
Net assets available for benefits per the financial statements	$100,252,256	$97,716,032
Less: Amounts allocated to withdrawn participants	(108)	(100,396)

Net assets available for benefits per the Form 5500	$100,252,148	$97,615,636

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.    Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$3,146,677
Add: Amounts allocated on the Form 5500 to withdrawn participants at December 31, 2001	108
Less: Amounts allocated on the Form 5500 to withdrawn participants at December 31, 2000	(100,396)

Benefits paid to participants per the Form 5500	$3,046,389

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

5.    Income Tax Status

The Plan has received a determination letter from the IRS dated November 30, 1995 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

In 1999, the Plan Sponsor became aware of certain operational issues that, if not corrected, could affect the tax-qualified status of the Plan and its related trust. The Plan Sponsor took corrective action in 1999 and applied for a Voluntary Compliance Review (VCR) with the IRS. During 2001, the Company received a response from the IRS indicating that the Company’s actions were deemed appropriate to resolve the issues.

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

6.    Subsequent Event

On December 16, 2001, Immunex Corporation entered into an Agreement and Plan of Merger with Amgen Inc. and AMS Acquisition Inc., a wholly owned subsidiary of Amgen Inc. On May 16, 2002 the shareholders of both companies approved the merger. The merger is subject to the satisfaction of certain closing conditions, including review by the Federal Trade Commission and other regulatory authorities. Under the terms of the agreement, AMS Acquisition Inc. will be merged with and into Immunex Corporation, and Immunex Corporation will become a wholly owned subsidiary of Amgen Inc. With the exception of a change in Plan Sponsor and a change in the common stock fund, the Plan is expected to continue to operate under the current Plan provisions.

Supplemental Schedule

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

SCHEDULE H, LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 51-0346580, PN: 001
December 31, 2001

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(d) Cost	(e) Current Value
	Common stock:
*	Immunex Corporation Common Stock Fund	484,423 units	**	$13,694,581
	Mutual funds:
	Growth Fund of America	66,720 units	**	1,581,921
	Franklin Small Cap Growth “A” Fund	24,503 units	**	763,773
	U.S. Trust Capital Preservation Fund	155,640 units	**	5,822,196
	EuroPacific Growth Fund	381,454 units	**	10,249,673
	Dodge & Cox Balanced Fund	115,641 units	**	7,565,251
	Fidelity Growth and Income Fund	704,940 units	**	26,350,648
	PIMCO Total Return Fund	405,518 units	**	4,241,718
	Rainier Small/Mid Capital Equity Fund	668,847 units	**	14,667,825
	Vanguard Index 500 Portfolio Fund	101,424 units	**	10,739,791
	Vanguard Windsor II Fund	140,178 units	**	3,587,171

	Total mutual funds			85,569,967
*	Participant loans	Interest rates range from 8% to 12%, maturity through 2010	—	987,708

				$100,252,256

*	Indicates party-in-interest to the Plan.
**	Cost information was omitted from this schedule because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

Date:	June 17, 2002	/s/ BARRY LABINGER

Barry Labinger Senior Vice President & General Manager Corporate Operations

Date:	June 17, 2002	/s/ PHIL LAUB

Phil Laub Vice President, Human Resources

Date:	June 17, 2002	/s/ MICHAEL CAMERON

Michael Cameron Director of Finance and Assistant Treasurer

IMMUNEX CORPORATION PROFIT SHARING 401(K) PLAN AND TRUST

Exhibit Index

23.1	Consent of Ernst & Young LLP, Independent Auditors